EXHIBIT (4c)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

NAME CHANGE ENDORSEMENT

Sun Life Assurance Company of Canada (U.S.)

A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada

This Endorsement is made part of and should be attached to your policy, contract or certificate.

In accordance with the merger of Keyport Life Insurance Company with and into Sun Life Assurance Company of Canada (U.S.), effective [December 31, 2003], and pursuant to the necessary regulatory approval, your life insurance company is now Sun Life Assurance Company of Canada (U.S.) (the "Company"). The state of domicile of Sun Life Assurance Company of Canada (U.S.) is Delaware.

All references to "Keyport Life Insurance Company" are hereby changed to "Sun Life Assurance Company of Canada (U.S.)". No terms, conditions or benefits of your policy, contract or certificate have changed. Sun Life Assurance Company of Canada (U.S.) is responsible for all benefits payable under your policy, contract or certificate. Your rights as a policyholder are not affected.

If you have any questions, you may call or write the Company at the service office listed below. All future premium payments, notices, claims, actions, and any other correspondence with the Company should be sent to the service office listed below:

SERVICE OFFICE:	EXECUTIVE OFFICE:

Sun Life Assurance Company of Canada (U.S.)	Sun Life Assurance Company of Canada (U.S.)
P.O. Box 710900	One Sun Life Executive Park
Herndon, Virginia 20171	Wellesley Hills, Massachusetts 02481
1-703-234-0152

Signed for the Company at its Executive Office, Wellesley Hills, Massachusetts:

Robert C. Salipante President	Ellen B. King Secretary